As filed with the Securities and Exchange Commission on December 21, 2001

                                                      Registration No. 333-_____


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          INTERNET COMMERCE CORPORATION
             (Exact name of registrant as specified in its charter)

                 Delaware                                        13-3645702
      (State or other jurisdiction of                         (I.R.S. Employer
       incorporation or organization)                        Identification No.)


                                805 Third Avenue
                            New York, New York 10022
                                 (212) 271-7640
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               G. MICHAEL CASSIDY
                      President and Chief Executive Officer
                          INTERNET COMMERCE CORPORATION
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 271-7640
                     (Name, address, including zip code, and
          telephone number, including area code, of agent for service)

                                    Copy to:

                             PETER S. KOLEVZON, ESQ.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                          New York, New York 10022-3903
                                 (212) 715-9100
                              --------------------

      Approximate date of commencement of proposed sale to the public: at such time or times after the effective date of this Registration Statement as the selling stockholders may determine.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
                                                      Proposed
                         Amount        Proposed        maximum
 Title of each class     to be         maximum        aggregate       Amount of
 of securities to be   registered   offering price  offering price  registration
     registered           (1)        per share (2)       (2)           fee(2)
--------------------------------------------------------------------------------
class A common
stock, par value
$.01 per share         1,507,631         $3.94        $5,940,066      $1,419.67
--------------------------------------------------------------------------------

(1) Includes shares of class A common stock that are issuable upon exercise of warrants. Also includes an indeterminate number of shares of class A common stock that may be issuable upon exercise of the warrants pursuant to the anti-dilution provisions of the warrants.

(2) The proposed maximum aggregate offering price was estimated solely to calculate the registration fee under Rule 457(c) of the Securities Act of 1933 based upon the average of the highest and lowest prices per share of the class A common stock on the Nasdaq National Market reported on December 19, 2001.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to section 8(a), may determine.

                                   PROSPECTUS

                          INTERNET COMMERCE CORPORATION

o This prospectus relates to the public offering from time to time by the persons listed on page 15 below, referred to in this prospectus as selling stockholders, of up to 1,507,631 shares of our class A common stock.

o Our class A common stock is traded on the Nasdaq National Market under the symbol ICCA. On December 20, 2001, the last sale price for the class A common stock was $4.27.

o Any selling stockholder may sell the class A common stock on the Nasdaq National Market or in privately negotiated transactions, whenever he decides and at the price he sets. The price at which any of the shares of class A common stock are sold and the commissions paid, if any, may vary from transaction to transaction. We will not receive any proceeds from the sale of these shares.

o We filed a registration statement on form S-3 (file no. 333-80043) which became effective on October 18, 1999 covering the resale of up to 5,476,280 shares of our class A common stock, of which approximately 828,000 shares had not been sold as of December 7, 2001.

o We filed a registration statement on form S-3 (file no. 333-93301) which became effective on March 1, 2000 covering the resale of up to 955,289 shares of our class A common stock, of which approximately 368,000 shares had not been sold as of December 7, 2001.

o In connection with our acquisition of Intercoastal Data Corporation, or IDC, we filed a registration statement on form S-3 (file no. 333-45868) which became effective on December 7, 2000 covering the resale of up to 238,579 shares of our class A common stock, of which approximately 238,000 shares had not been sold as of December 7, 2001.

o In connection with our acquisition of Research Triangle Commerce, Inc., or RTCI, we filed a registration statement on form S-3 (file no. 333-52450) which became effective on June 25, 2001 covering the resale of up to 2,590,386 shares of our class A common stock, of which approximately 2,261,000 shares had not been sold as of December 7, 2001.

o This investment involves a high degree of risk. You should carefully consider the risk factors beginning on page 4 of this prospectus before you decide to invest.

      The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is December __, 2001

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary...........................................................3

Risk Factors.................................................................4

  Risks Relating to ICC......................................................4
  Risks Relating to the Internet and Online Commerce Aspects of
  Our Business...............................................................7
  Risks Relating to this Offering............................................8

Forward-Looking Statements...................................................9

Use Of Proceeds..............................................................9

Business....................................................................10

Selling Stockholders........................................................12

Plan Of Distribution........................................................13

Description Of Securities...................................................14

Legal Matters...............................................................19

Experts.....................................................................19

Where You Can Find More Information.........................................19

                               PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before purchasing shares of our class A common stock. You should read the entire prospectus carefully, including Risk Factors commencing on page 4, before making an investment decision.

Internet Commerce Corporation, or ICC

      Internet Commerce Corporation, a leader in the e-commerce business-to-business communication services market, provides complete electronic commerce ("EC") infrastructure solutions.

      Our business operates in three segments. These three segments are:

o ICC.NET (formerly named CommerceSense(R)) - Our ICC.NET service, the Company's global Internet-based value added network, or VAN, uses the Internet and our proprietary technology to deliver our customers' documents and data files to members of their trading communities, many of which may have incompatible systems, by translating the documents and data files into any format required by the receiver. We believe that our ICC.NET service has significant advantages over traditional VANs, and email-based and other Internet-based systems, because our service has a lower cost, greater transmission speed and more features.

o Professional Services - Our professional services segment facilitates the development and operation of comprehensive business-to-business e-commerce solutions.

o Service Bureau - Our service bureau manages and translates the data of small and mid-sized companies that exchange EDI data with large companies.

      The mailing address of our principal executive offices is 805 Third Avenue, New York, New York 10022, and our telephone number at that address is
(212) 271-7640.

The Offering

Class A common stock offered
by the selling stockholders....................................1,507,631 shares

Class A common stock to be
outstanding after the offering............................ 11,325,612 shares (1)

Nasdaq National Market symbol.............................................ICCA

---------------------------

(1) This information is based on the number of shares of class A common stock (including restricted stock) outstanding on November 30, 2001. It includes all of the shares of class A common stock being offered by this prospectus by the selling stockholders. It excludes (a) 1,634,220 shares of class A common stock issuable upon exercise of warrants, except for the warrants held by the selling stockholders, (b) 507,891 Shares of Class A common stock issuable upon conversion of series A convertible redeemable preferred stock, series C convertible redeemable preferred stock and class B common stock outstanding on that date, and (c) 6,434,583 shares of class A common stock issuable under outstanding options or reserved for issuance under our stock option plans as of November 30, 2001.

                                  RISK FACTORS

      You should carefully consider each of the following risk factors in addition to the other information contained in this prospectus before purchasing shares of our class A common stock. Investing in our class A common stock involves a high degree of risk. Any of the following risks could materially and adversely affect our business, operating results, financial condition and the market price of our class A common stock and could result in the complete loss of your investment.

Risks Relating to ICC

      We have a limited operating history and there is insufficient historical information to determine whether we will successfully implement any of our business strategies. We were founded in November 1991 under the name Infosafe Systems, Inc. and from 1991 to 1997 we conducted limited operations and developed certain products that we were unable to exploit commercially and consequently discontinued. In 1997, we shifted our business emphasis to focus exclusively on the development and marketing of our ICC.NET service, formerly known as our CommerceSense(R) service, and changed our name to Internet Commerce Corporation in September 1998 to reflect this shift. As a result, we have only a limited operating history and there is little historical information on which to evaluate our business and prospects. We may not be successful in implementing any of our business strategies.

      We have never earned a profit and expect to incur losses in the future, and cannot assure that we will be profitable in the future on an operating basis or otherwise. We have incurred significant losses since we were founded in 1991. We have never earned a profit in any fiscal quarter and, as of October 31, 2001, we had an accumulated deficit of approximately $71.4 million.

      Our revenue is primarily dependent on the number of customers who subscribe to our ICC.NET VAN service and the volume of the data, documents or other information they send or retrieve utilizing this service. The success of our ICC.NET VAN service and our other services depends to a large extent on the future of business-to-business electronic commerce using the Internet, which is uncertain. In addition, we expect our expenses to increase in the areas of information technology, sales and marketing. As a result, we expect to incur additional losses in the future.

      If we continue to incur losses, if our revenues decline or grow at a slower rate and we are unable to adjust spending in a timely manner or if our expenses increase without commensurate increases in revenues, our operating results will suffer and we may not ever achieve profitability.

      We currently depend primarily on our ICC.NET service. We are primarily focusing on our ICC.NET service and as a result, our expected revenue growth for the foreseeable future is almost entirely dependent on the success of this service, including, but not limited to, the number of customers who subscribe to the service and the volume (in kilocharacters) of the data, documents or other information they send or retrieve utilizing our service, and revenue derived from our acquisitions of RTCI and IDC. We will need to generate significant additional revenue to achieve and maintain profitability. If we do not increase our revenue significantly, we will continue to be unprofitable.

      We may not be able to compete effectively in the business-to-business electronic commerce market, which could limit our market share and harm our financial performance. Our principal competitors include: Peregrine Systems, Inc., GE Global Exchange Services, a subsidiary of GE Information Services, Inc., International Business Machines Corporation Global Services, Sterling Commerce, Inc., a subsidiary of SBC Communications Inc., EasyLink Corp. and WorldCom, Inc. Each of these competitors has an established VAN that has provided EDI for at least several years and has long-established relationships with the users of EDI, including many of our prospective customers.

      Our market is characterized by rapidly-changing technology, customer demands and intense competition. The Internet's recent growth and the intense competition in our industry require us to continue to develop strategic business and Internet solutions that enhance and improve the customer service features, functions and responsiveness of our ICC.NET VAN and other proposed services and that keep pace with continuing changes in information technology and customer requirements. If we are not successful in developing and marketing enhancements to our ICC.NET VAN service or other proposed services that respond to technological change or customer demands, or we are otherwise not able to compete effectively against our current and future competitors, we may lose customers, may need to lower our prices, may experience reductions in gross margins, increases in marketing costs or losses in market share, or we may experience a combination of these problems and, as a result, our business will suffer.

      Many of our current and potential competitors have significant existing customer relationships and vastly larger financial, marketing, customer support, technical and other resources than we do. As a result, they may be able to respond more quickly to changing technology and changes in customer requirements or be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers and employees, or be able to devote greater resources to the development, promotion and sale of their services than we can. As a result, we may not be successful in competing against competitors.

      Furthermore, we rely on many of our competitors to interconnect at reasonable cost with our service. In September 2001, one of our competitors terminated an existing interconnect agreement and we made alternative arrangements to serve our customers that were affected by this termination.

      If we are successful in utilizing our ICC.NET platform to provide new services, we may enter into different markets and may face the same or additional competitors, most of which will have substantially greater financial and other resources than we do.

      If we are unable to obtain necessary future capital, our business will suffer. As of October 31, 2001, we had unrestricted cash and marketable securities in the amount of approximately $4 million. We may need to raise additional funds if competitive pressures or technological changes are greater than anticipated, if we are unable to increase revenue at anticipated rates, if our expenses increase significantly or if our customers further delay payment of our receivables. We cannot assure you that any additional financing will be available on reasonable terms or at all.

      Raising additional funds in the future by issuing securities could adversely affect our stockholders and negatively impact our operating results. If we raise additional funds through the issuance of debt securities, the holders of the debt securities will have a claim to our assets that will have priority over any claim of our stockholders. The interest on these debt securities would increase our costs and negatively impact our operating results. If we raise additional funds through the issuance of class A common stock or securities convertible into or exchangeable for class A common stock, the percentage ownership of our then-existing stockholders will decrease and they may experience additional dilution. In addition, any convertible or exchangeable securities may have rights, preferences and privileges more favorable to the holders than those of the class A common stock.

      If we lose our net operating loss carryforward of approximately $72 million, our financial results will suffer. Section 382 of the Internal Revenue Code contains rules designed to discourage persons from buying and selling the net operating losses of companies. These rules generally operate by focusing on ownership changes among stockholders owning directly or indirectly 5% or more of the common stock of a company or any change in ownership arising from a new issuance of stock by a company. In general, the rules limit the ability of a company to utilize net operating losses after a change of ownership of more than 50% of its common stock over a three-year period. Purchases of our class A common stock in amounts greater than specified levels could inadvertently create a limitation on our ability to utilize our net operating losses for tax purposes in the future. We are currently subject to a limitation on the utilization of our net operating loss carryforward.

      If we are unable to manage our growth, our financial results will suffer. Our ability to implement our business plan successfully in a new and rapidly-evolving market requires effective planning and growth management. If we cannot manage our anticipated growth effectively, our business and financial results will suffer. We expect that we will need to continue to manage and to expand multiple relationships with customers, Internet service providers and other third parties. We also expect that we will need to continue to improve our financial systems, procedures and controls and will need to expand, train and manage our workforce, particularly our information technology and sales and marketing staffs.

      We may face capacity constraints which impede our revenue growth and business profitability. The satisfactory performance, reliability and availability of our network infrastructure, customer support and document delivery systems and our web site are critical to our reputation and our ability to attract customers and maintain adequate customer service levels. Any significant or prolonged capacity constraints could prevent customers from sending or gaining access to their documents or other data or accessing our customer support services for extended periods of time. This would decrease our ability to acquire and retain customers and prevent us from achieving the necessary growth in revenue to achieve profitability. If the amount of traffic increases substantially and we experience capacity constraints, we will need to expand further and upgrade our technology and network infrastructure. We may be unable to predict the rate or timing of increases in the use of our services to enable us to upgrade our operating systems in a timely manner.

      If we do not keep pace with rapid technological changes, customer demands and intense competition, we will not be successful. Our market is characterized by rapidly changing technology, customer demands and intense competition. If we cannot keep pace with these changes, our ICC.NET service could become uncompetitive and our business will suffer. The Internet's recent growth and the intense competition in our industry require us to continue to develop strategic business and Internet solutions that enhance and improve the customer service features, functions and responsiveness of our ICC.NET VAN and other proposed services and that keep pace with continuing changes in information technology and customer requirements. If we are not successful in developing and marketing enhancements to our ICC.NET VAN service or other proposed services that respond to technological change or customer demands, our business will suffer.

      If we cannot successfully expand our business outside of the United States, our revenues and operating results will be adversely affected. Our current and future customers are conducting their businesses internationally. As a result, an important component of our business strategy is to expand our international marketing and sales efforts and if we do not successfully expand our business in this way, we may lose current and future customers. Although we have established alliances with Cable & Wireless and Triaton to sell our service in certain foreign markets, we cannot predict their success. Loss of customers will adversely affect our business, operating results and financial condition.

      If we cannot hire and retain highly qualified employees, our business and financial results will suffer. We are substantially dependent on the continued services and performance of our executive officers and other key employees. Competition for employees in our industry is intense. If we are unable to attract, assimilate and retain highly qualified employees, our management may not be able to effectively manage our business, exploit opportunities and respond to competitive challenges and our business and financial results will suffer. Many of our competitors may be able to offer more lucrative compensation packages which include stock options and other stock-based compensation and higher-profile employment opportunities than we can.

      We depend on our intellectual property, which may be difficult and costly to protect. If we fail to adequately protect our proprietary rights, competitors could offer similar products relying on technologies we developed, potentially harming our competitive position and decreasing our revenues. We attempt to protect our intellectual property rights by limiting access to the distribution of our software, documentation, and other proprietary information and by relying on a combination of patent, copyright, trademark and trade secret laws. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors and strategic partners. In some circumstances, however, we may, if required by a business relationship, provide our licensees with access to our data model and other proprietary information underlying our licensed applications.

      Despite the precautions we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. Policing unauthorized use of software is difficult, and some foreign laws do not protect proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, any of which could be costly and adversely affect our revenues and operating results.

      Intellectual property infringement claims against us could harm our business. Our business activities and our ICC.NET service may infringe upon the proprietary rights of others and other parties may assert infringement claims against us. Any such claims and any resulting litigation could subject us to significant liability for damages and could result in invalidation of our proprietary rights. We could be required to enter into royalty and licensing agreements, which may be costly or otherwise burdensome or, which may not be available on terms acceptable to us.

      We may suffer systems failures and business interruptions which would harm our business. Our success depends in part on the efficient and uninterrupted operation of our service that is required to accommodate a high volume of traffic. Almost all of our network operating systems are located at the Securities Industry Automation Corporation, or SIAC. SIAC runs all computing operations for the New York Stock Exchange and the American Stock Exchange. Our systems are vulnerable to events such as damage from fire, power loss, telecommunications failures, break-ins and earthquakes. This could lead to interruptions or delays in our service, loss of data or the inability to accept, transmit and confirm customer documents and data. Our business may suffer if our service is interrupted. Although we have implemented network security measures, our servers may be vulnerable to computer viruses, electronic break-ins, attempts by third parties deliberately to exceed the capacity of our systems and similar disruptions.

Risks Relating to the Internet and Online Commerce Aspects of Our Business

      If Internet usage does not continue to grow or its infrastructure fails, our business will suffer. If the Internet does not gain increased acceptance for business-to-business electronic commerce, our business will not grow or become profitable. We cannot be certain that the infrastructure or complementary services necessary to maintain the Internet as a useful and easy means of transferring documents and data will continue to develop. The Internet infrastructure may not support the demands that growth may place on it and the performance and reliability of the Internet may decline.

      Privacy concerns may prevent customers from using our services. Concerns about the security of online transactions and the privacy of users may inhibit the growth of the Internet as a means of delivering business documents and data. We may need to incur significant expenses and use significant resources to protect against the threat of security breaches or to alleviate problems caused by security breaches. We rely upon encryption and authentication technology to provide secure transmission of confidential information. If our security measures do not prevent security breaches, we could suffer operating losses, damage to our reputation, litigation and possible liability. Advances in computer capabilities, new discoveries in the field of cryptography or other developments that render current encryption technology outdated may result in a breach of our encryption and authentication technology and could enable an outside party to steal proprietary information or interrupt our operations.

      Failure of our third-party providers to provide adequate Internet and telecom-munications service could result in significant losses of revenue. Our operations depend upon third parties for Internet access and telecommunications service. Frequent or prolonged interruptions of these services could result in significant losses of revenues. Each of them has experienced outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our on-line architecture. These types of occurrences could also cause users to perceive our services as not functioning properly and therefore cause them to use other methods to deliver and receive information. We have limited control over these third parties and cannot assure you that we will be able to maintain satisfactory relationships with any of them on acceptable commercial terms or that the quality of services that they provide will remain at the levels needed to enable us to conduct our business effectively.

      Government regulation and legal uncertainties relating to the Internet could harm our business. Changes in the regulatory environment in the United States and other countries could decrease our revenues and increase our costs. The Internet is largely unregulated and the laws governing the Internet remain unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy and taxation apply to the Internet. In addition, because of increasing popularity and use of the Internet, any number of laws and regulations may be adopted in the United States and other countries relating to the Internet or other online services covering issues such as:

      o     user privacy;
      o     security;
      o     pricing and taxation;
      o     content; and
      o     distribution.

      Costs of transmitting documents and data could increase, which would harm our business and operating results. The cost of transmitting documents and data over the Internet could increase. We may not be able to increase our prices to cover these rising costs. Also, foreign and state laws and regulations relating to the provision of services over the Internet are still developing. If individual states or foreign countries impose taxes or laws that negatively impact services provided over the Internet, our cost of providing our ICC.NET and other services may increase.

Risks Relating to this Offering

      Shares eligible for future sale by our existing stockholders may adversely affect our stock price and may render it difficult to sell class A common stock. The average weekly trading volume of our class A common stock on the Nasdaq National Market was approximately 120,000 shares for the quarter ended October 31, 2001, approximately 157,000 shares for the quarter ended July 31, 2001, approximately 321,000 shares for the quarter ended April 30, 2001 and approximately 483,000 shares for the quarter ended January 31, 2001. From November 1, 2001 through December 7, 2001, the average weekly trading volume of our class A common stock on the Nasdaq National Market was approximately 290,000 shares. On October 18, 1999, our registration statement on form S-3 became effective. This registration statement covers the sale of up to 5,476,280 shares of class A common stock by holders of our class A common stock and holders of our series A preferred stock, class B common stock and warrants that may be converted into or exchanged for class A common stock, of which approximately 828,000 shares had not been sold as of December 7, 2001. On March 1, 2000, another registration statement on form S-3 became effective. This registration statement covers the sale of up to 955,289 shares of class A common stock by holders of our class A common stock and by holders of our series A preferred stock and warrants that may be converted into or exercised for class A common stock, of which approximately 368,000 shares had not been sold as of December 7, 2001. In connection with our acquisition of IDC, we filed a registration statement on form S-3, which became effective on December 7, 2000, covering the resale of up to 238,579 shares of our class A common stock, of which approximately 238,000 shares had not been sold as of December 7, 2001. In connection with our acquisition of RTCI, we filed a registration statement on form S-3, which became effective on June 25, 2001, covering the resale of up to 2,590,386 shares of our class A common stock, of which approximately 2,261,000 shares had not been sold as of December 7, 2001. The market price of our class A common stock could be materially and adversely affected by sales of even a small percentage of these shares or the perception that these sales could occur.

      Our stock price may be extremely volatile and this volatility could affect your ability to sell your shares of class A common stock at a favorable price. Since August 1, 2000, the price of our class A common stock has fluctuated from a low of $1.50 to a high of $18.00. The market price of our class A common stock is likely to fluctuate substantially in the future. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. If we were subject to a securities class action lawsuit, it could result in substantial costs and a significant diversion of resources, including management time and attention.

      The market for our class A common stock may be illiquid, which would restrict your ability to sell your shares of class A common stock. Our class A common stock is currently trading on the Nasdaq National Market. It is possible that the trading market for the class A common stock in the future will be thin and illiquid, which could result in increased volatility in the trading prices for our class A common stock. The price at which our class A common stock will trade in the future cannot be predicted and will be determined by the market. The price may be influenced by many factors, including investors' perceptions of our business, our financial condition, operating results and prospects, the use of the Internet for business purposes and general economic and market conditions.

      Our board of directors can issue preferred stock with rights adverse to the holders of class A common stock. Our board of directors is authorized, without further stockholder approval, to determine the provisions of and to issue up to 4,979,825 shares of preferred stock. Issuance of preferred shares with rights to dividends and other distributions, voting rights or other rights superior to the class A common stock could be adverse to the holders of class A common stock.

      We may have to spend significant resources indemnifying our officers and directors or paying for damages caused by their conduct. The Delaware General Corporation Law provides for broad indemnification by corporations of their officers and directors and permits a corporation to exculpate its directors from liability for their actions. Our bylaws and certificate of incorporation implement this indemnification and exculpation to the fullest extent permitted under this law as it currently exists or as it may be amended in the future. Consequently, subject to this law and to some limited exceptions in our certificate of incorporation, none of our directors will be liable to us or to our stockholders for monetary damages resulting from conduct as a director.

                           FORWARD-LOOKING STATEMENTS

      This prospectus contains or incorporates by reference a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Specifically, all statements other than statements of historical facts included in this prospectus, or incorporated by reference in this prospectus, regarding our financial position, business strategy and plans and objectives of management for future operations are forward-looking statements. These forward-looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to management. When used in this prospectus, including the information incorporated by reference, the words anticipate, believe, estimate, expect, may, will, continue, intend and plan and words or phrases of similar import, as they relate to our financial position, business strategy and plans, or objectives of management, are intended to identify forward-looking statements. These cautionary statements reflect our current view regarding future events and are subject to risks, uncertainties and assumptions related to various factors which include but may not be limited to those listed under the heading Risk Factors starting on page 4 and other cautionary statements in this prospectus and in the information incorporated in this prospectus by reference.

      Although we believe that our expectations are reasonable, we cannot assure you that our expectations will prove to be correct. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in this prospectus as anticipated, believed, estimated, expected, intended or planned. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

                                 USE OF PROCEEDS

      The selling stockholders are selling all the shares of class A common stock covered by this prospectus for their own account. We will not receive any proceeds from the sale of shares of class A common stock by the selling stockholders.

                                    BUSINESS

                      Internet Commerce Corporation, or ICC

Business Description

      Internet Commerce Corporation, a leader in the e-commerce business-to-business communication services market, provides complete electronic commerce infrastructure solutions.

      Our business operates in three segments. These three segments are:

      o ICC.NET (formerly named CommerceSense(R)) - Our ICC.NET service, the Company's global Internet-based VAN, uses the Internet and our proprietary technology to deliver our customers' documents and data files to members of their trading communities, many of which may have incompatible systems, by translating the documents and data files into any format required by the receiver. We believe that our ICC.NET service has significant advantages over traditional VANs, and email-based and other Internet-based systems, because our service has a lower cost, greater transmission speed and more features. ICC.NET provides the following services:

            o Traditional VAN services -- our ICC.NET service provides the full suite of traditional VAN services, but uses the Internet to provide cost savings and increased capabilities for our customers;

            o Electronic data interchange ("EDI") for web-based retailers -- our ICC.NET service provides an electronic document and data file delivery link between web-based retailers and their vendors that require that documents and data files be transmitted using EDI format;

            o EDI-to-fax service -- our ICC.NET service can translate electronic documents into fax format and send the documents by fax to our customers' trading partners that cannot receive electronically transmitted documents; and

            o Large-scale electronic document management and delivery -- our ICC.NET service can transmit large-scale non-EDI electronic documents and data files and provide real-time delivery, archiving, security, authentication and audit services.

      o Professional Services - Our professional services segment facilitates the development and operation of comprehensive business-to-business e-commerce solutions. We provide the following professional services:

            o EC infrastructure solutions by providing mission critical e-commerce consulting, software, outsourced services, translation/mapping and technical resource management;

            o On-site and off-site data mapping services to maximize productivity and efficiency in managing inter-company and intra-company data transaction requirements;

            o HIPAA (Health Insurance Portability and Accountability Act) impact and data gap analysis for health care providers and payers. We can design, build, test and rollout systems to ensure compliance with Federally mandated standards for health care data; and

             o A series of product-independent EDI seminars for e-commerce users. The seminars are hosted by leading universities and training facilities in the United States. We also develop in-house EDI training programs and offer public seminars for understanding and implementing HIPAA regulations.

      o Service Bureau - Our service bureau manages and translates the data of small and mid-sized companies that exchange EDI data with large companies and provides the following services:

            o Receives electronic purchase orders from large retailers and converts the purchase orders into hard copies or other alternative formats and delivers those documents to their suppliers that are our customers;

            o Converts paper or other alternatively formatted invoices from our customers into EDI format that is transmitted to their trading partners;

            o Provides UPC (Universal Product Code ) services for ASN (Advanced Ship Notice) Casing & UCC (Uniform Code Council) 128 labels; and

            o Maintains UPC catalogs allowing our customers to generate the UPC numbers and tickets for the items in the UPC catalogs.

Business Strategy

      We believe that our ICC.NET service provides a platform with many applications that will allow our customers to fulfill a substantial portion of their electronic document and data delivery requirements with significantly less administrative effort and cost. We believe that ICC.NET will allow our customers to send us the majority of their important documents and data files which we will then be able to transmit to each of the intended recipients in any form requested by the recipient. Our customers will thus be able to integrate a substantial portion of their document and data file delivery methods into a single, seamless process.

      A large company that uses EDI to communicate with its vendors is referred to as a hub; its trading partners, vendors or customers are referred to as spokes. We intend to continue to market ICC.NET as a one-stop electronic document and data delivery service to the 2,500 largest hub companies in the United States. Due to the cost to the spoke companies of implementing EDI and using VANs and other electronic document delivery methods, large hub companies are currently connected electronically to only a small percentage of their potential spoke companies.

      We intend to continue to market ICC.NET to new customers with an increasing focus on industries in which ICC.NET has enjoyed significant penetration and revenues. Those industries include book retailing and publishing, pharmaceutical manufacturing, footwear manufacturing, office supplies and transportation logistics.

      We believe that a significant number of these hub companies intend to expand the use of electronic commerce to more of their spoke companies. Small spoke companies using our ICC.NET service require only an Internet connection and a web browser to receive and transmit documents electronically and, we believe, will also be able to receive electronic documents using our ICC.NET fax service. As a result, large hub companies may now be able to request or encourage electronic commerce with their small spoke companies. In turn, many of these spoke companies may become the hub companies for their suppliers, which should further broaden the reach of our ICC.NET service.

      Additionally, we will focus on marketing ICC.NET to other members of the trading communities of our existing customers and we will pursue opportunities to cross-sell our services to the customers of our several business segments.

      Our current customers conduct their business internationally, and we are servicing these customers and pursuing new international customers in Europe and other places outside the United States.

      We intend to encourage the use of our ICC.NET service through exceptional customer service. We currently offer technical support to our customers twenty-four hours a day, seven days a week. Due to the multiple redundancies of all of our systems and the stability of the Securities Industry Automation Corporation, or SIAC, which is the location of our data center, our ICC.NET service has been fully operational more than 99% of the time. SIAC runs all computing operations for the New York Stock Exchange and the American Stock Exchange.

      We expect to experience seasonality in our business that reflects the seasonality of the businesses of our customers. We believe that period-to-period comparisons of our operating results for any particular period will not necessarily indicate our future performance.

                              SELLING STOCKHOLDERS

      On October 29, 2001, we sold in a private placement 1,159,716 shares of class A common stock and warrants to purchase 347,915 shares of class A common stock for in gross proceeds of $3,189,219. The warrants are immediately exercisable and have an exercise price of $3.58 per share. The selling stockholders named below purchased the shares of class A common stock and warrants in the private placement. In connection with the private placement, we incurred fees of $152,511. Of such Fees, $35,500 will be paid in cash and $117,511 will be paid by issuing warrants to purchase 50,000 shares of class A common stock. These warrants will have substantially the same terms and conditions as the warrants issued to the selling stockholders in the private placement. The shares of class A common stock issuable upon exercise of these warrants are not covered by this prospectus.

      The table below sets forth information, as of November 30, 2001, regarding the beneficial ownership of the shares of class A common stock by the selling stockholders. The information regarding the selling stockholders' beneficial ownership after this offering assumes that all the shares of class A common stock offered by this prospectus are sold. The presentation is based on 10,997,697 shares of our class A common stock outstanding as of November 30, 2001, which includes all of the shares of class A common stock being offered by this prospectus.


                                                    Number of
                                                Shares of Class A
                               Number of Shares   Common Stock,
                                  Of Class A    including Shares
                                 Common Stock     Issuable Upon    Class A Common Stock
                                 Beneficially    the Exercise of   Beneficially Owned
                                    Owned           Warrants,        After Offering
   Selling Stockholders        Before Offering      Offered         Number    Percent
   --------------------        ---------------       -------        ------    -------

Steven Richman                     115,000           47,272        115,000      1.1%
Amaranth Trading, LLC                    0          472,727              0       *
Samuel R. Staggers                       0           23,635              0       *
BlueWater Venture Fund II,         763,638          236,363        763,638      6.9%
L.L.C. (1)
Michael Solomon                     20,000           23,635         20,000       *
TCMP3                                    0           70,909              0       *
Cheryl A. Ulie                      25,200          283,635         25,200       *
Henry Steeneck                       8,000           35,454          8,000       *
Hermann Mueller                          0            8,509              0       *
Walter M. Pstzur (2)               117,999 (3)        9,454       117,999 (3)   1.1%
Gerhard Waldschutz                       0           23,635              0       *
Rhoderick A. Parker                 80,000           21,272              0       *
Spencer I. Browne (4)               10,000           23,635         10,000       *
Robert L. Rosen                          0           23,635              0       *
David C. Hubbard (5)               188,999 (6)        9,454       188,999 (6)   1.7%
Harvey Blitz                        13,750           26,000         13,750       *
Robert W. Main                      25,000           23,635         25,000       *
Katahdin, LLC                            0           97,500              0       *
Stephen J. Posner                   72,845           26,000         72,845       *
CCJ Trust                                0           21,272              0       *

-----------------
*     Less than 1%

(1) Kim D. Cooke, a director of the Company, is a managing director of Blue Water Capital II, L.L.C., the managing member of Blue Water Venture Fund II, L.L.C.

(2)   Mr. Psztur is the Company's Chief Financial Officer and Secretary.

(3) Includes options to purchase 112,999 shares of class A common stock that are fully exercisable within 60 days of November 30, 2001.

(4)   Mr. Browne became a director of the Company on November 6, 2001.

(5) Mr. Hubbard is the Company's Chief Technology Officer and Senior Vice President of Engineering.

(6) Includes options to purchase 179,999 shares of class A common stock that are fully vested and exercisable within 60 days.


                              PLAN OF DISTRIBUTION

      ICC is registering the shares of class A common stock on behalf of the selling stockholders. As used herein, "selling stockholders" includes donees and pledgees selling shares of class A common stock received from a named selling stockholder after the date of this prospectus. We anticipate that the selling stockholders may sell all or a portion of the shares of class A common stock offered by this prospectus from time to time on the Nasdaq National Market, on other securities exchanges or in private transactions, at fixed prices, at market prices prevailing at the time of sale or at prices reasonably related to the market price, at negotiated prices, or by a combination of these methods of sale through:

o ordinary brokerage transactions and transactions in which the broker solicits purchases;

o sales to one or more brokers or dealers as principal, and the resale by those brokers or dealers for their account, including resales to other brokers and dealers;

o block trades in which a broker or dealer will attempt to sell the shares of class A common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction; or

o     privately negotiated transactions with purchasers.

      We are not aware as of the date of this prospectus of any agreements between the selling stockholders and any broker-dealers regarding the sale of the shares of class A common stock offered by this prospectus, although we have made no inquiry in that regard. In connection with distributions of the shares of class A common stock, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions:

o broker-dealers may engage in short sales of the shares of class A common stock covered by this prospectus in the course of hedging the positions they assume with selling stockholders;

o the selling stockholders may sell shares of class A common stock short and deliver the shares of class A common stock offered by this prospectus to close out their short positions;

o the selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares of class A common stock offered by this prospectus, which the broker-dealer may resell according to this prospectus; and

o the selling stockholders may pledge the shares of class A common stock offered by this prospectus to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares of class A common stock according to this prospectus.

      The selling stockholders and any broker, dealer or other agent executing sell orders on behalf of the selling stockholders may be considered to be underwriters within the meaning of the Securities Act. If so, commissions received by any of these brokers, dealers or agents and profit on any resale of the shares of class A common stock may be considered to be underwriting commissions under the Securities Act. These commissions received by a broker, dealer or agent may be in excess of customary compensation.

      All costs, fees and expenses of registration incurred in connection with the offering will be borne by us. All selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders. We have agreed to indemnify or provide contributions to the selling stockholders for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

      The selling stockholders also may resell all or a portion of the shares of class A common stock offered by this prospectus in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that Rule.

      We have notified the selling stockholders that they will be subject to applicable provisions of the Securities Exchange Act of 1934 and its rules and regulations, including, among others, Rule 102 under Regulation M. These provisions may limit the timing of purchases and sales of any of the shares of class A common stock by the selling stockholders. Rule 102 under Regulation M provides, with some exceptions, that it is unlawful for the selling stockholders or their affiliated purchasers to, directly or indirectly, bid for or purchase, or attempt to induce any person to bid for or purchase, for an account in which the selling stockholders or affiliated purchasers have a beneficial interest, any securities that are the subject of the distribution during the applicable restricted period under Regulation M. All of the above may affect the marketability of the shares of class A common stock. To the extent required by law, we may require the selling stockholders, and their brokers if applicable, to provide a letter that acknowledges compliance with Regulation M under the Exchange Act before authorizing the transfer of the selling stockholders' shares of class A common stock.

                            DESCRIPTION OF SECURITIES

      The following summary description of the material terms of our capital stock and warrants is not intended to be complete. The terms of our capital stock are also governed by the provisions of our certificate of incorporation and bylaws, which are included as exhibits to the registration statement, and the Delaware General Corporation Law. You should read our certificate of incorporation and bylaws very carefully. The relevant provisions of our certificate of incorporation and bylaws and the Delaware General Corporation Law are discussed under the heading Delaware Law and Certificate of Incorporation and Bylaw Provisions beginning on page 22 of this prospectus.

      We have the authority to issue up to 40,000,000 shares of class A common stock, 2,000,000 shares of class B common stock and 5,000,000 shares of preferred stock, which includes 10,000 shares of series A preferred stock, 175 shares of series S preferred stock and 10,000 shares of series C preferred stock.

Common Stock

Class A common stock

      As of November 30, 2001, there were 10,977,697 shares of class A common stock outstanding, held of record by approximately 256 stockholders. Class A common stock is currently traded on the Nasdaq National Market under the symbol ICCA.

      Holders of class A common stock are entitled to one vote per share on all matters to be voted on by our common stockholders. Subject to the preferences of the preferred stock, the holders of class A common stock are entitled to a proportional distribution of any dividends that may be declared by the board of directors, provided that if any distributions are made to the holders of class A common stock, identical per-share distributions must be made to the holders of the class B common stock, even if the distributions are in class A common stock. In the event of a liquidation, dissolution or winding up of ICC, the holders of class A common stock are entitled to share equally with holders of the class B common stock in all assets remaining after liabilities and amounts due to holders of preferred stock have been paid in full or set aside. Class A common stock has no preemptive, redemption or conversion rights. The rights of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of series A preferred stock, series S preferred stock, series C preferred stock or any other series of preferred stock that ICC may designate and issue in the future.

Class B common stock

      As of November 30, 2001, there were 1,930 shares of class B common stock outstanding, held of record by one stockholder.

      Class B common stock is convertible into class A common stock on a one-for-one basis both upon request of the holder of the class B common stock or automatically upon transfer of the class B common stock to a stockholder that does not hold any class B common stock before the transfer. Class B common stock is entitled to six votes per share rather than one vote per share, but in all other respects each share of class B common stock is identical to one share of class A common stock.

Preferred Stock

      Our certificate of incorporation authorizes our board of directors, without any approval of our stockholders, to issue up to 5,000,000 shares of preferred stock from time to time and in one or more series and to fix the number of shares of any series and the designation, conversion, dividend and other rights of the series. The board of directors has designated 10,000 shares of preferred stock as series A preferred stock, 175 shares of preferred stock as series S preferred stock and 10,000 shares of preferred stock as series C preferred stock.

      Future issuances of preferred stock may have the effect of delaying or preventing a change in control of ICC. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. In some circumstances, the issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Series A preferred stock

      As of November 30, 2001, ICC had 175 shares of series A preferred stock outstanding, held of record by two stockholders.

      Series A preferred stock is convertible, at the option of the holder, into class A common stock. Each share of series A preferred stock is convertible into a number of shares of class A common stock determined by dividing $1,000 by 75% of the average market price of the class A common stock for the ten trading days before the conversion date. However,

      o if 75% of the average market price is less than $3 per share, the series A preferred stock provides that 75% of the average market price will be considered to be $3 per share, which results in a maximum of 333 shares which may be issued upon conversion of one share of series A preferred stock; and

      o if 75% of the average market price is greater than $5 per share, the series A preferred stock provides that 75% of the average market price will be considered to be $5 per share, which results in a minimum of 200 shares which may be issued upon conversion of one share of series A preferred stock.

      If all of the series A preferred stock were converted on November 30, 2001, 57,971 shares of class A common stock would be issued in this conversion. The minimum and maximum conversion rates apply even if at the time of conversion the class A common stock is not traded on the Nasdaq National Market. No fewer than 25 shares of series A preferred stock may be converted at one time unless the holder then holds fewer than 25 shares and converts all of the holder's shares at that time.

      Series A preferred stock is redeemable, in whole or in part, by ICC, commencing on the third anniversary of the date of issuance. The redemption price for each share of series A preferred stock is $1,000 plus unpaid dividends. Notice of redemption must be given 30 days before the redemption date.

      Subject to the rights of stockholders holding any series of ICC preferred stock that is senior to the series A preferred stock, upon a liquidation, dissolution or winding up of ICC, the holders of series A preferred stock are entitled to receive an amount equal to $1,000 per share of series A preferred stock before any distribution is made to holders of common stock.

      The holders of the outstanding shares of series A preferred stock are entitled to a 4% annual dividend payable in cash or in shares of class A common stock, at the option of ICC. These dividends are payable on each July 1 and commenced on July 1, 1999. ICC elected to issue 14,641 shares of class A common stock in payment of the dividend due on July 1, 1999, a total of $181,772 in cash in payment of the dividend due on July 1, 2000 and 7,601 shares of class A common stock in payment of the dividend due on July 1, 2001.

      Series A preferred stock has no voting rights except as expressly required by law.

Series S preferred stock

      As of November 30, 2001, ICC had no outstanding shares of series S preferred stock. ICC does not intend to issue any shares of series S preferred stock in the future.

Series C preferred stock

      As of November 30, 2001, ICC had 10,000 shares of series C preferred stock outstanding, held by one stockholder.

      Series C preferred stock is convertible, at the option of the holder, into class A common stock. Each share of series C preferred stock is convertible into a number of shares of class A common stock determined by dividing $1,000 by the conversion price at the date of conversion. The conversion price for the series C preferred stock is $22.34 per share, which is subject to adjustment in the case of a reclassification, subdivision or combination of ICC's common stock and upon a consolidation, merger or sale of substantially all of the assets of ICC.

      Series C preferred stock is redeemable, in whole or in part, by ICC, commencing on the fifth anniversary of the date of issuance. The redemption price for each share of series C preferred stock is $1,000 plus unpaid dividends. Notice of redemption must be given not less than fifteen days nor more than 45 days before the redemption date.

      Upon a liquidation, dissolution or winding up of ICC, the holders of series C preferred stock are entitled to receive an amount equal to $1,000 per share of series C preferred stock plus unpaid dividends before any distribution is made to holders of series A preferred stock or common stock.

      The holders of the outstanding shares of series C preferred stock are entitled to a 4% annual dividend payable in cash or in shares of class A common stock (valued at the then market price of the class A common stock), at the option of ICC. These dividends are payable on each January 1 and commenced on January 1, 2001. ICC elected to issue 111,142 shares of class A common stock in payment of the dividend due on January 1, 2001 and the board of directors of ICC has declared a dividend on the series C preferred stock payable in shares of class A common stock on January 1, 2002.

      Each share of series C preferred stock is entitled to a number of votes equal to the number of whole shares of common stock into which each share of series C preferred is convertible as of the record date for the determination of stockholders entitled to vote on any matter submitted to stockholders. As of the date of this prospectus, each share of class C preferred stock is entitled to approximately 44.76 votes.

Warrants

      As of November 30, 2001, there were 234,140 class A warrants outstanding. Each class A warrant entitles the holder upon exercise to purchase 1.36891 shares of class A common stock and one class B warrant, which is described below. Each class A warrant is exercisable for $29.16 and expires in February 2002.

      As of November 30, 2001, there were 263,835 class B warrants outstanding. Each class B warrant entitles the holder upon exercise to purchase 1.36891 shares of class A common stock. Each class B warrant is exercisable for $39.23 and expires in February 2002.

      The class A and class B warrants are traded in the over-the-counter market on the OTC Bulletin Board. The number of class A and class B warrants and the exercise prices of the class A and class B warrants are subject to adjustment in the event of any subdivision or combination of the outstanding class A common stock, any stock dividend payable in shares of class A common stock paid to holders of class A common stock, or any sale of any shares of class A common stock, or of any rights, warrants, options or securities convertible into or exercisable for class A common stock, for consideration valued at less than the market price of the class A common stock at that time.

      The class A and class B warrants are subject to redemption by ICC, at $0.25 per class A or class B warrant, on not less than 30 days notice in the event that the average closing bid price for the class A common stock, if the class A common stock is then traded on the Nasdaq National Market, or the last reported sales price, if the class A common stock is then traded on a national securities exchange, exceeds $44.50 in the case of the redemption of the class A warrants and $61.25 in the case of the redemption of the class B warrants, for the thirty consecutive business days ending within 15 days of the date of the notice of redemption. All warrants of a class must be redeemed if any of that class are redeemed. The date set for redemption of the class B warrants may not be earlier than 31 days after the date set for redemption of the class A warrants. The rights of holders of class A and class B warrants to exercise the warrants terminate at 5:00 p.m., New York time, on the business day immediately preceding the date set for redemption.

      Investors in our 1998 bridge financing purchased 10% notes with warrants attached. For each $1 of notes, a purchaser was entitled to 0.3 warrants and we issued a total of 778,500 warrants in this transaction. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $2.50. These warrants expire between January and July 2002. As of November 30, 2001, there were 116,000 of these warrants outstanding.

      Three finders introduced us to investors in our 1998 bridge financing and received a total of 66,600 warrants for these services. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $2.50. These warrants expire in January 2002. As of November 30, 2001, there were 8,910 of these warrants outstanding.

      Several NASD registered broker/dealers provided services in connection with our April 1999 private placement of series A preferred stock and received a total of 173,250 warrants for these services. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $5.00 and expires in April 2002. As of November 30, 2001, there were 43,350 of these warrants outstanding.

      The warrants issued in our 1998 bridge financing to investors and finders are redeemable by ICC for $2.50 per warrant within 10 days of mailing an acceleration notice at any time after one year from issuance if the bid price of the class A common stock exceeds $7.50 (subject to adjustment for stock splits, dividends or combinations) for 10 consecutive trading days.

      The number and exercise price of the warrants issued to financial advisors in connection with our 1998 bridge financing and our April 1999 private placement are subject to adjustment in the event of any stock dividend payable in shares of class A common stock paid to holders of class A common stock or any subdivision or combination of the outstanding class A common stock.

      In April 1999, a consultant received 18,000 warrants for consulting services performed for ICC. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $9.94 and expires in March 2004. As of November 30, 2001, all of these warrants were outstanding.

      In connection with our strategic global alliance with Cable & Wireless, we issued to Cable & Wireless 400,000 warrants to purchase shares of our class A common stock. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $22.21 per share and expires in January 2005. The number and exercise price of these warrants are subject to appropriate adjustment in the event of any stock dividend, subdivision or combination of the outstanding class A common stock. As of November 30, 2001, all of these warrants were outstanding.

      In connection with the our acquisition of Research Triangle Commerce Inc. in November 2000, warrants to purchase shares of RTCI common stock were exchanged for warrants to purchase an aggregate of 45,760 shares of ICC class A common stock at $5.77 per share. These warrants expire in January 2003. As of November 30, 2001, 45,760 of these warrants were outstanding.

      On October 24, 2001, we sold in a private placement 1,159,716 shares of class A common stock and warrants to purchase 347,915 shares of class A common stock for gross proceeds of 43,189,129 to the selling stockholders named in this prospectus. The warrants are immediately exercisable and have an exercise price of $3.58 per share. In connection with the private placement, the Company incurred fees of $152,111. Of such fees, $35,000 will be paid in cash and $117,511 will be paid by issuing warrants to purchase 50,000 shares of class a common stock. The warrants will have substantially the same terms and conditions as the warrants issued to the selling stockholders the private placement.

Delaware Law and Certificate of Incorporation and Bylaw Provisions

      The following is a summary description of material provisions of the Delaware General Corporation Law and our certificate of incorporation and bylaws. For further information you should refer to our certificate of incorporation and bylaws.

      We must comply with the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is generally a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.

      There are provisions in our certificate of incorporation, our bylaws and Delaware law that make it more difficult for a third party to obtain control of ICC, even if doing so would be beneficial to our stockholders. This could depress our stock price. However, these provisions enhance the likelihood of continuity and stability in the composition of the policies formulated by the board of directors. In addition, these provisions are intended to ensure that the board of directors will have sufficient time to act in what it believes to be in the best interests of ICC and its stockholders. These provisions also are designed to reduce the vulnerability of ICC to an unsolicited proposal for a takeover of ICC that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of ICC. The provisions are also intended to discourage some tactics that may be used in proxy fights.

Classified Board of Directors

      Our board of directors is divided into three classes of directors. The classes are as nearly equal in number as possible and serve staggered three-year terms. One class of directors is elected each year to serve a three-year term. The classified board provision will help to assure the continuity and stability of the board of directors and the business strategies and policies of ICC as determined by the board of directors. The classified board provision could have the effect of discouraging a third party from making a tender offer for our shares or attempting to obtain control of ICC. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board of directors from replacing a majority of the board of directors for two years.

Indemnification

      We have included in our certificate of incorporation and bylaws provisions to (1) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law, and (2) indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is discretionary.

      We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

      The transfer agent and registrar for our class A common stock is American Stock Transfer and Trust Company.

                                  LEGAL MATTERS

      The legality of the shares of class A common stock being offered by this prospectus has been passed upon by Kramer Levin Naftalis & Frankel LLP, New York, New York.

                                     EXPERTS

      The financial statements and related financial statement schedule for the years ended July 31, 2001 and 2000, incorporated in this prospectus by reference from Internet Commerce Corporation's annual report on form 10-K for the year ended July 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      Richard A. Eisner & Company, LLP, our previous independent auditors, have audited our financial statements and related financial statement schedule for the year ended July 31, 1999, as stated in their report included in our annual report on form 10-K for the year ended July 31, 2001, which is incorporated in this prospectus by reference. Our financial statements for the year ended July 31, 1999 are incorporated by reference in reliance on the report of Richard A. Eisner & Company, LLP, and related financial statement schedule, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

o Government Filings. We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

      We have filed with the SEC a registration statement on form S-3 to register the shares of class A common stock to be offered. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all the information included in the registration statement. For further information about us and our class A common stock, you should refer to that registration statement and to the exhibits and schedules filed as part of that registration statement, as well as the documents we have incorporated by reference which are discussed below. You can review and copy the registration statement, its exhibits and schedules, as well as the documents we have incorporated by reference, at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits and schedules, are also available on the SEC's web site, given above.

o Stock Market. Shares of our class A common stock are traded on the Nasdaq National Market.

o Information Incorporated by Reference. The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until this offering has been completed:

      o     Our annual report on form 10-K for the year ended July 31, 2001;

      o Our quarterly report on form 10-Q for the quarter ended October 31, 2001 to be filed after the date of this prospectus but prior to the effective date of this registration statement; and

      o The description of our class A common stock contained in our Rule 424 prospectus filed with the SEC on June 18, 1995, including any amendments or reports filed for the purpose of updating the description. See also Description of Securities on pages 17 to 23 of this prospectus.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

      Internet Commerce Corporation
      805 Third Avenue
      New York, New York  10022
      (212) 271-7640
      Attn:  Victor Bjorge

      We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We have not authorized anyone to provide you with, and you should not rely on, information other than that which is in this prospectus, any prospectus supplement or which is incorporated in this prospectus by reference.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

      The following table sets forth the estimated expenses in connection with the distribution of the securities covered by this Registration Statement. All of the expenses will be borne by ICC except as otherwise indicated.

      SEC Registration Fee (actual).................................$ 1,419.67
      Printing and engraving fees and expenses......................$ 1,000.00
      Legal fees and expenses.......................................$20,000.00
      Accounting fees and expenses..................................$10,000.00
      Miscellaneous.................................................$   580.33
                                                                    ----------
      Total.........................................................$33,000.00

Item 15.    Indemnification of Directors and Officers.

      Section 145 of the General Corporation Law of the State of Delaware, referred to as the DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits, proceedings whether civil, criminal, administrative, or investigative, other than action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys' fees, incurred in connection with the defense or settlement of the action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statue provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise. Section 145 thus makes provision for indemnification in terms sufficiently broad to cover officers and directors, under certain circumstances, for liabilities arising under the Securities Act of 1933, as it may be amended from time to time (the "Securities Act").

      Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

      Article VII of our bylaws and Article Seventh of our Amended and Restated Certificate of Incorporation, as further amended, both provide that we shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, each person that Section 145 grants us power to indemnify. Article VIII of our bylaws and Article Seventh of our Amended and Restated Certificate of Incorporation, as further amended, both provide that no director shall be liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the DGCL or (4) a transaction from which the director derived an improper personal benefit, and that it is the intention of the foregoing provisions to eliminate the liability of our directors to ICC and our stockholders to the fullest extent permitted by Section 102(b)(7) of the DGCL.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the securities and exchange commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by ICC of expenses incurred or paid by a director, officer or controlling person of ICC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by ICC is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.    Exhibits.

      The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated in this registration statement by reference to a prior filing of ICC under the Securities Act or the Exchange Act as indicated in parenthesis:

Exhibit
Number      Description
------      -----------

2.1         Agreement and Plan of Merger among ICC, ICC Acquisition
            Corporation, Inc., a wholly-owned subsidiary of ICC, Research
            Triangle Commerce, Inc., or RTCI, and the selling shareholders of
            RTCI (13)
2.2         Agreement and Plan of Merger among ICC, IDC, and the selling shareholders of IDC (14)
3(i).1      Amended and Restated Certificate of Incorporation (1)
3(i).2      Certificate of Merger merging Infosafe Systems, Inc. and
            Internet Commerce Corporation (1)
3(i).3      Certificate of Amendment to the Amended and Restated Articles of
            Incorporation (2)
3(i).4      Certificate of Designations-- Series A Convertible Redeemable
            Preferred Stock (1)
3(i).5      Certificate of Designations-- Series S Preferred Stock (1)
3(i).6      Certificate of Designations-- Series C Preferred Stock (10)
3(ii).1     Bylaws (19)
4.1         Specimen Certificate for Class A Common Stock (3)
4.2         Form of Revised Subscription Agreement, dated March 31, 1999, relating to the shares of Series A Convertible Redeemable
            Preferred Stock sold in the 1999 private placement (1)
4.3         Form of Underwriter's Option (3)
4.4         Form of Warrant Agreement (3)
4.5         Escrow agreement, as amended (3)
4.6         Form of warrant expiring February 18, 2002 (3)
4.7         Warrant Agreement, dated February 10, 1997, by and among ICC,
            American Stock Transfer and Trust Company as warrant agent and D.H. Blair Investment Banking Corp. (4)
4.8         Amendment Agreement, dated February 10, 1997, to Warrant
            Agreement dated January 25, 1995 by and among ICC, American Stock
            Transfer and Trust Company as warrant agent and D.H. Blair
            Investment Banking Corp. (4)
4.9         Form of Unit Purchase Option for D.H. Blair Investment Banking
            Corp. dated February 18, 1997 (4)
4.10        Agreement, dated February 18, 1997, between ICC and D. H. Blair
            Investment Banking Corp. to extend an agreement dated January 25, 1995 regarding mergers, acquisitions and similar transactions (4)
4.11        Form of Class A Bridge Warrant issued in the 1998 bridge
            financing (1)
4.12        Warrant Agreement dated January 12, 2000, by and among ICC and
            Cable and Wireless USA, Inc. (10)
4.13        RTCI Employee Stock Option Plan (15)
4.14        Amendment to RTCI Employee Stock Option Plan (15)
4.15        Form of Three-Year Incentive Stock Option Agreement (15)
4.16        Form of Four-Year Incentive Stock Option Agreement (15)
4.17        Form of Non-Qualified Stock Option Agreement (15)
4.18        Form of Buy-Sell Agreement for Optionholders (15)
4.19        Research Triangle Commerce, Inc. Restricted Stock Plan (16)
4.20        Warrant Agreement between ICC and Ben Brooks (20)
4.21        Warrant Agreement between ICC and Marion Bass Securities
            Corporation (20)
4.22        Warrant Agreement between ICC and Rene Matthews Usher (20)
4.23        Warrant Agreement between ICC and Mark Yount (20)

4.24*       Warrant Agreement between ICC and Richard Blume dated April 1,
            1999
4.25        Form of Registration Rights Agreement dated as of October 29,
            2001 by and among ICC and the purchasers identified therein (21)
4.26        Registration Rights Agreement dated as of October 29, 2001 by and between ICC and Amaranth Trading LLC (21)
4.27*       Form of Class A Common Stock Warrant issued in October 2001 private placement
5.1         * Opinion of Kramer Levin Naftalis & Frankel LLP regarding legality of the shares of class A common stock being registered pursuant to this Registration Statement
10.1        1992 Stock Option Plan (3)
10.2        1994 Stock Option Plan (3)
10.3        Lease Agreement between 805 Third Ave. Co. as landlord and ICC as tenant relating to the rental of ICC's current principal
            executive office (6)
10.4        Lease Agreement, dated as of May 21, 1999, between JB Squared LLC and ICC relating to the rental of approximately 4,000 square feet at the Lakeview Executive Center, 45 Research Way, East Setauket, New
            York, 11733 (7)
10.5        Employment Agreement for Anthony D'Angelo dated as of April 16,
            2000 (21)
10.6        Employment Agreement for G. Michael Cassidy dated as of April 16,
            2000 (18)
10.7        Employment Agreement for David Hubbard dated as of April 16, 2000
            (18)
10.8        Employment Agreement for Walter M. Psztur dated as of April 16,
            2000 (18)
10.9        Settlement Agreement between ICC, Arthur R. Medici and Dr. Robert
            H. Nagel (8)
10.10       Revised Settlement Agreement between ICC, Arthur R. Medici and
            Dr. Robert H. Nagel (8)
10.11       Amendment to the Revised Settlement Agreement between ICC, Arthur
            R. Medici and Dr. Robert H. Nagel (8)
10.12       Second Amendment to the Revised Settlement Agreement between ICC,
            Arthur R. Medici and Dr. Robert H. Nagel (8)
10.13       Master Agreement between Cable & Wireless PLC and ICC executed on
            November 24, 1999 (9)
10.14       Consulting Agreement, dated as of March 15, 2000, between Michele
            Golden and ICC (11)
10.15       Amended and restated stock option plan (12)
10.16       First Amendment to Lease Agreement, dated as of January, 2000, by and between JB Squared LLC and ICC relating to the rental of an additional approximately 4,800 square feet at the Lakeview Executive
            Center, 45 Research Way, East Setauket, New York, 11733 (18)
10.17       First Amendment of Lease Agreement between Madison Third Building
            Companies LLC and ICC relating to the rental of additional office space at 805 Third Avenue, New York, New York (18)
10.18       Lease Agreement, dated as of August 2, 2000, by and between IDC
            Realty, LLC as landlord and ICC as tenant relating to the rental of an approximately 8,000 square feet facility used by ICC's IDC division (18)
10.19       Lease Agreement, dated as of November 1, 1999, by and between
            Shannon Oaks Partnership as landlord and RTCI as tenant relating to the rental of an approximately 8,000 square feet facility used by
            ICC's professional services division (21)
10.20       Joint Services Agreement, between ICC and Hightech International
            Services GmbH (a wholly-owned subsidiary of ThyssenKrupp Services
            GmbH) executed on July 28, 2000 (21)
10.21       Letter agreement dated July 25, 2001 between ICC and Triaton GmbH
            (f/k/a HighTech International Services, a wholly-owned subsidiary of
            ThyssenKrupp Services GmbH) amending Joint Services Agreement (21)
10.22       Subscription Agreement dated as of October 29, 2001 by and between ICC and Amaranth Trading LLC (21)
10.23       Form of Subscription Agreement dated as of October 29, 2001 by and among ICC and the purchasers identified therein (21)
23(ii).1*   Consent of Deloitte & Touche LLP
23(ii).2*   Consent of Richard A. Eisner & Company, LLP
23(ii).4*   Consent of Kramer Levin Naftalis & Frankel LLP (contained in
            Exhibit 5.1 hereto)

      (b)   Financial Statement Schedules:

            Not Applicable.

*     Filed herewith

(1) Incorporated by reference to the Company's Registration Statement on Form S-3 (File no. 333-80043)

(2) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended July 31, 1998

(3) Incorporated by reference to the Company's Registration Statement on Form SB-2 (File no. 33-83940)

(4) Incorporated by reference to the Company's Report on Form 10-QSB dated January 31, 1997

(5) Incorporated by reference to the Company's Report on Form 10-QSB dated April 30, 1997

(6) Incorporated by reference to the Company's Report on Form 10-QSB dated October 31, 1997

(7) Incorporated by reference to Amendment No. 3 to the Company's Registration Statement on Form S-3 (File no. 333-80043)

(8) Incorporated by reference to the Company's Registration Statement on Form S-3 (File no. 333-91885)

(9) Incorporated by reference to the Company's Current Report on Form 8-K dated December 1, 1999

(10) Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-93301)

(11) Incorporated by reference to the Company's Current Report on Form 8-K dated March 28, 2000

(12) Incorporated by reference to the Company's Proxy Statement for the annual meeting of stockholders for the year ended July 31, 1999

(13) Incorporated by reference to the Company's Current Report on Form 8-K dated June 15, 2000

(14) Incorporated by reference to the Company's Current Report on Form 8-K dated August 11, 2000

(15) Incorporated by reference to the Company's Registration Statement on Form S-8 (File no. 333-49372)

(16) Incorporated by reference to the Company's Registration Statement on Form S-8 (File no. 333-493640)

(17) Incorporated by reference to the Company's Current Report on Form 8-K dated December 1, 1999

(18) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended July 31, 2000

(19) Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on July 1, 1999

(20) Incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 333-52450)

(21) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended July 31, 2001

Item 17.    Undertakings.

The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed by the registrant with the Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 21st day of December, 2001.

                              Internet Commerce Corporation


                              by: /s/ G. Michael Cassidy
                                 --------------------------------------
                                  G. Michael Cassidy
                                  President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.


Signature                     Title                         Date
---------                     -----                         ----

/s/ G. Michael Cassidy        President and Chief          December 21, 2001
--------------------------    Executive Officer
G. Michael Cassidy            (Principal Executive
                              Officer), Director


/s/ Walter M. Psztur          Chief Financial Officer      December 21, 2001
--------------------------    (Principal Financial
Walter M. Psztur              and Accounting Officer)


/s/ Richard J. Berman         Director                     December 21, 2001
--------------------------
Richard J. Berman


/s/ Spencer I. Browne         Director                     December 21, 2001
--------------------------
Spencer I. Browne


/s/ Peter J. Boni             Director                     December 21, 2001
--------------------------
Peter J. Boni


/s/ Sarah Byrne-Quinn         Director                     December 21, 2001
--------------------------
Sarah Byrne-Quinn


/s/ Kim D. Cooke              Director                     December 21, 2001
--------------------------
Kim D. Cooke


/s/ Charles C. Johnston       Director                     December 21, 2001
--------------------------
Charles C. Johnston


/s/ Arthur R. Medici          Director                     December 21, 2001
--------------------------
Arthur R. Medici